QT Imaging Holdings, Inc.

c/o DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105-2933

(415) 836-2533

May 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Re:	QT Imaging Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-278460

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, QT Imaging Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, May 22, 2024, or as soon thereafter as practicable.

Please notify Elena Nrtina, counsel to the Company, at (415) 836-2533, as soon as the Registration Statement has been declared effective, it if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Dr. Raluca Dinu
Name: Dr. Raluca Dinu Title: Chief Executive Officer